RUBICON MINERALS CORPORATION

2008 A N N U A L M E E T I N G Place: Time: Date:	Notice of Annual Meeting of Shareholders Management Information Circular Pan Pacific Oceanview Suites, 999 Canada Place, Vancouver, B.C. CANADA 10:00 a.m. (Vancouver time) Tuesday, June 17, 2008

C O R P O R A T E D A T A
Head Office
Suite 1540 - 800 West Pender Street
Vancouver, BC  V6C 2V6
Telephone: (604) 623-3333
Facsimile: (604) 623-3355
E-mail:  rubicon@rubiconminerals.com
Web site:  www.rubiconminerals.com
Directors & Officers
David W. Adamson, Director, President & CEO
Robert G. Lewis, Chief Financial Officer
Matthew Wunder, VP Explorations
William J. Cavalluzzo, VP Investor Relations
Kevin D. Sherkin, Director
David R. Reid, Director
Philip S. Martin, Director
John R. Brodie, Director
Christopher J. Bradbrook, Director
Solicitors
Davis LLP
Barristers & Solicitors
2800 Park Place
666 Burrard Street
Vancouver, BC  V6C 2Z7
Auditors
De Visser Gray LLP, Chartered Accountants
401 – 905 West Pender Street
Vancouver, BC  V6C 1L6
Registrar & Transfer Agent
Computershare Investor Services Inc.
4th Floor, 510 Burrard Street
Vancouver, BC   V6C 3B9
Listings
Toronto Stock Exchange
TSX Trading Symbol: RMX
American Stock Exchange
AMEX Trading Symbol:  RBY
Registered under Section 12(b) on Form 20-F of
U.S. Securities & Exchange Act of 1934

Dear Shareholders,

The year 2007 was one in which Rubicon focused on its core business of exploring for gold in the politically stable and productive gold regions of North America. In February, we announced a transaction with Rob McEwen leading to a significant injection of cash into the Company along with new project portfolios in Alaska and Nevada, both significant gold producing states. Mr. McEwen is well known in the gold business for having been at the helm of Goldcorp during the discovery, development and mining of the high-grade zone at its Red Lake Mine. Your Company’s view was that he would bring significant new attention to Rubicon and its assets in Red Lake to help focus investor attention on our impressive landholdings there. As well, we recognized the need to raise sufficient capital to allow the Company to expand and aggressively explore its new holdings. The share price of the Company responded well to the announcement of the deal, reaching a high that year of $3.25 per share.

The McEwen deal closed in June of 2007 and we began staffing up and implementing significantly expanded exploration programs including preliminary programs on our large Alaskan holdings. In June, we hired a new VP Exploration, Matt Wunder who set about ensuring we had sufficient resources and staff to maintain our high technical standards, not an easy task in the middle of a red hot employment market but one which was quickly accomplished.

In Red Lake a major compilation effort was commenced in 2007 along with continued drilling. A review of this information late in the year, combined with a re-evaluation of historical drilling from the Phoenix project provided new insight into potential controls on gold systems. It was clear that we would need considerable cash resources to adequately test the large number of targets developed through this process. In November, we raised $10.4 million in a flow through financing exclusively earmarked for Red Lake, primarily for the Phoenix project. Beginning in August 2007, market conditions deteriorated due to the commercial paper and ensuing credit crisis. Our decisions to raise significant funds when they were available and in avoiding any exposure to high risk cash investments can be seen, in retrospect, to have been very timely.

Late in 2007 and subsequent to year end, we began to put the flow-through funds to work in Red Lake in what was our most ambitious and aggressive exploration program since company inception. This program has resulted in what we believe is a significant new discovery, called the F2 Zone, at the Phoenix project and at the time of writing we have issued four consecutive news releases of exciting and promising assay results. This discovery, although at an early stage is testament to the persistence and skill of our technical team, as well as our ability to plan for, and secure the funding necessary to increase our chances of success.

The credit crisis of 2007, which persists to date, has had a negative impact on the entire junior exploration sector. This has been exacerbated more recently by various jurisdictions outside North America changing their mining policies thus seriously affecting the share value of a number of resource companies. Our view is that when the gold price regains its positive momentum the junior exploration sector is likely to benefit. We also believe that our business plan of exploring in North America provides minimum political risk while retaining maximum geological potential. Regardless of overall market conditions, history shows us that ‘Made in Canada’ discoveries can provide significant shareholder returns. The F2 Zone discovery has the potential, with additional drilling, to be such a discovery. By having both a strong treasury and an exciting early stage discovery in a prolific gold camp like Red Lake we are well positioned to deliver shareholder returns into 2008 and beyond.

I wish to thank our growing shareholder base for their support this year. We are pleased to see that our marketing efforts in the USA has led to that market becoming an important one for us as evidenced by the volume of trading on AMEX which is roughly equal to that of our trading volume in Toronto on the TSX. Our marketing plans will continue to expand into the USA and elsewhere as we see a growing appetite for exposure to gold exploration in safe political jurisdictions.

It has been a busy and productive year and I wish to thank our loyal employees for their hard work and dedication. During tough times to both retain and attract talent, your company continues to be one staffed by an outstanding team of professionals working together to build shareholder value from the rock-face on our projects to the important support and administrative team based in our head office in Vancouver. We look forward to a successful 2008 and, once again, thank you for your support.

“David Adamson”

President and CEO.

RUBICON MINERALS CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of RUBICON MINERALS CORPORATION (the “Company”) will be held at the Pan Pacific, Oceanview Suites, 999 Canada Place, Vancouver, B.C. V6C 3B5 Canada on Tuesday, June 17, 2008, at the hour of 10:00 a.m. (Vancouver time), for the following purposes:

1.	to receive and consider the financial statements of the Company for the financial year ended December 31, 2007, together with the report of the auditors thereon;

2. to appoint auditors of the Company for the ensuing year;

3. to elect directors of the Company for the ensuing year;

4.	to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts,

Accompanying this Notice of Meeting are the Management Proxy Circular and the form of Proxy.  The Company’s audited Financial Statements and Management’s Discussion & Analysis for the financial period ended December 31, 2007 are available online at www.sedar.com.

Shareholders who are unable to attend the Meeting are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

“David W. Adamson”

President and CEO

Vancouver, BC

May 7, 2008

RUBICON MINERALS CORPORATION
Suite 1540 - 800 West Pender Street
Vancouver, BC  V6C 2V6
Telephone:  (604) 623-3333
Facsimile:  (604) 623-3355
www.rubiconminerals.com

MANAGEMENT INFORMATION CIRCULAR
containing information as at May 7, 2008, unless otherwise noted

SOLICITATION OF PROXIES
Solicitation of Proxies by Management

This Management Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of Rubicon Minerals Corporation (the “Company”) for use at the Annual Meeting of the shareholders of the Company to be held on Tuesday, June 17, 2008 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services.  In accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made to forward proxy solicitation materials to the beneficial owners of Common shares of the Company.  All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES
Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The individuals named in the enclosed form of proxy are the President & CEO and CFO of the Company (the “Management Designees”).  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER FORM OF PROXY.

A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, is delivered to the chair of the Meeting prior to the commencement of the Meeting or an adjourned meeting.  Proxies may be deposited with Computershare Investor Services Inc. using one of the following methods:

BY MAIL:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
OR IF YOU HAVE A CONTROL NUMBER, A HOLDER ACCOUNT NUMBER AND AN ACCESS NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:
BY TELEPHONE:	1-866-732-8683, or
BY INTERNET:	www.investorvote.com

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly completing, executing and depositing another form of proxy bearing a later date at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading “Appointment of Proxy” above or by the shareholder personally attending the Meeting, withdrawing his or her prior proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a ballot is called for or required by law, voting at the Meeting will be by way of show of hands.  Common shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands.  In addition, shares represented by proxies will be voted on any ballot.  In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY FOR EACH SUCH MATTER.

The enclosed form of proxy when properly executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business.  At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101, Communication with beneficial owners of Securities of a Reporting Issuer (“NI-54-101”), the Company will have caused its agent to distribute copies of the Notice of Meeting and this Circular (collectively, the “meeting materials”) as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner (“Non-Objecting Beneficial Owner” or “NOBO”).

These meeting materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by the Company’s agent to NOBOs include a Voting Instruction Form.  Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs

In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner (“Objecting Beneficial Owner” or “OBO”).

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them.  Intermediaries often use service companies such as Broadridge (formerly ADP) to forward the meeting materials to OBOs.  Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO.  In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. in the manner set out in the proxy, with respect to the Common shares beneficially owned by such OBO, in accordance with the instructions elsewhere in this Circular; OR

(b)
more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information.  In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company’s authorized share structure consists of an unlimited number of Common shares without par value.  As at May 7, 2008, the Company has issued and outstanding 147,881,501 fully paid and non-assessable Common shares, each Common share carrying the right to one vote.  The Company has no other classes of voting securities.  The Common shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of Common shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Company and shall, in respect of each Common Share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common share held by them.

Dividends

The holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

Participation in Assets on Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to share equally in the property and assets of the Company.

Record Date

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at the close of business on May 7, 2008 (“Record Date”).

Every shareholder of record at the Record Date who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting or any adjournment thereof.

Principal Holders

To the knowledge of the directors and executive officers of the Company, as at the Record Date, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over Common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Name	No. of Shares	Percentage
Rob McEwen (Evanachan Ltd and McEwen Trading LP)	45,892,857	31.03%

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

For the purposes of this Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)
“executive officer” of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

(d)            “Named Executive Officers” means:

(i)	each CEO;

(ii)	each CFO;

(iii)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000;

(iv)
any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year; and

(e)
“SARs” or “Stock Appreciation Right” means any right granted by the Company as compensation for services rendered, to receive a payment of cash or issue or transfer securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation; and.

(f)
“LTIP” or “Long Term Incentive Plan” means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Summary of Compensation

The following table sets forth all compensation paid by the Company and/or its subsidiaries for the financial years ended December 31, 2007 and 2006, in respect of the individuals who were, at December 31, 2007, the Chief Executive Officer, the Chief Financial Officer, the Vice-President, Investor Relations and the Vice-President, Exploration of the Company (together the “Named Executive Officers”).  There are no other persons serving as executive officers of the Company as at December 31, 2007 whose total salary and bonus exceeded $150,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts
Name and Principal Position	Period	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SAR’s granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
David W. Adamson President & CEO	2007 2006 2005	195,000(1) 195,000(1) 195,000(1)	48,750(8) 75,000(2) -	- - -	125,000(9) - 250,000(3)	- - -	- - -	- - 7,500(4)
Robert G. Lewis CFO	2007 2006 2005	165,000(6) 110,000(6) 29,615(6)	24,750(8) 60,000(2) -	- - -	75,000(9) - 150,000(7)	- - -	- - -	- - -
William J. Cavalluzzo Vice-President, Investor Relations	2007 2006 2005	130,000(1) 167,500(5) 130,000(5)	19,500(8) 50,000(2) -	- - -	50,000(9) - 250,000(3)	- - -	- - -	- - 7,500(4)
Matthew Wunder Vice-President, Exploration	2007	96,250(11)	24,750	-	75,000(10)	-	-	-

Notes:

(1)
David Adamson was appointed the President and CEO of the Company on January 23, 2001 and William J. Cavalluzzo was appointed Vice-Present, Investor Relations of the Company on December 10, 2001. Salary paid pursuant to an Employment Agreement dated January 1, 2002.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for particulars.

(2)	The bonuses for 2006 were awarded and paid in 2007 except for $40,000 (of the listed $50,000) paid to William Cavalluzzo in 2006. The bonuses for 2004 were awarded in 2004 and paid in 2005.
(3)
Stock options granted on January 6, 2005 exercisable until January 6, 2010 originally at $1.18 per share. The exercise price was adjusted to $0.77 per share as a result of the Plan of Arrangement. See “Option and SAR Repricings - Plan of Arrangement” below for particulars.

(4)	David W. Adamson and William J. Cavalluzzo received directors’ fees from Africo Resources Ltd. in which the Company was then a major shareholder.
(5)	Included is a payment of $37,500 for past accrued vacation pay.
(6)
Robert G. Lewis was appointed the CFO of the Company on September 12, 2005.  Salary paid pursuant to an Employment Agreement dated September 1, 2005.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for particulars.

(7)
Stock option granted on September 12, 2005 exercisable until September 12, 2010 originally at $0.74 per share.  The exercise price was adjusted to $0.48 per share effective December 8, 2006 as a result of the Plan of Arrangement.  See “Option and SAR Repricings - Plan of Arrangement” below for particulars.

(8)	The bonuses for 2007 were awarded and paid in 2008.
(9)	Stock options granted on January 15, 2007 exercisable until January 15, 2012 at an exercise price of $0.74.
(10)	Stock options granted on July 1, 2007 exercisable until July 1, 2012 at an exercise price of $1.90.
(11)
Matthew Wunder was appointed Vice-President, Exploration of the Company on July 1, 2007. Mr. Wunder was employed for five months during the Company’s financial year.  Salary paid pursuant to an Employment Agreement dated June 18, 2007.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for particulars.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officers.

Grant of Stock Options/SAR’s

The following table sets forth particulars of stock options granted by the Company to the Named Executive Officers during the financial year ended December 31, 2007.

Option/SAR Grants during the Financial Year Ended December 31, 2007

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARsGranted to employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
David W. Adamson President & CEO	125,000(1)	3.76%	$0.74	$0.74	January 15, 2012
Robert G. Lewis CFO	75,000(1)	2.25%	$0.74	$0.74	January 15, 2012
William J. Cavalluzzo Vice-President, Investor Relations	50,000(1)	1.50%	$0.74	$0.74	January 15, 2012
Matthew Wunder Vice-President, Exploration	150,000(1)	4.51%	$1.90	$1.90	July 1, 2012

Note:

(1) All of the grants listed above are grants by the Company of options to purchase common shares of the Company.

Stock options are granted by the Board of Directors pursuant to the Company’s Stock Option Plan.  Under the terms of the Stock Option Plan, any options will terminate 90 days after the optionee ceases to be a director, senior officer, employee or consultant of the Company or a subsidiary (except for persons providing investor relations services which terminate 30 days after cessation), except by reason of the death of the optionee, in which case the optionee’s personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option.  See “Stock Option Plan” below.

Aggregated Options/SAR Exercises During the Fiscal Year Ended December 31, 2007

and Fiscal Year End Option/SAR Values

The following table sets out particulars of incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers.  The Company has not issued any SARs during the fiscal year:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options at FY-End ($) Exercisable/Unexercisable
David W. Adamson President & CEO	175,000	273,000	312,500 (exercisable) (1) 62,500(unexercisable)	220,625 (exercisable)(2) 45,625 (unexercisable)
Robert Lewis CFO	Nil	Nil	412,500 (exercisable)(4) 37,500 (unexercisable)	175,875 (exercisable)(2) 9,749 (unexercisable)
William J. cavalluzzo Vice-President, Investor Relations	175,000	273,000	175,000 (exercisable)(3) 25,000(unexercisable)	193,250 (exercisable) (2) 18,200 (unexercisable)
Matthew Wunder Vice-President, Exploration	Nil	Nil	Nil (exercisable)(5) 150,000 (unexercisable)	Nil

Notes:

(1)	Particulars of stock options outstanding as at December 31, 2007 granted to David W. Adamson:
(a)	250,000 common shares at $0.77 per share exercisable until January 6, 2010; and
(b)	125,000 common shares at $0.74 per share exercisable until January 15, 2012.
(2)	Based on the closing price of $1.47 for the shares of the Company on the TSX on December 31, 2007.
(3)	Particulars of stock options outstanding as at December 31, 2007 granted to William J. Cavalluzzo:
(a)	250,000 common shares at $0.77 per share exercisable until January 6, 2010; and
(b)	50,000 common shares at $0.74 per share exercisable until January 15, 2012.
(4)	Particulars of stock options outstanding as at December 31, 2007 granted to Robert G. Lewis:
(a)	150,000 common shares at $0.48 per share exercisable until September 12, 2010; and
(b)	75,000 Common shares at $0.74 per share exercisable until January 15, 2012.
(5)	Particulars of stock options outstanding as at December 31, 2007 granted to Matthew Wunder:
(a)	150,000 common shares at $1.90 per share exercisable until July 1, 2012.

Option and SAR Repricings

The Company has not repriced any options downward during the financial year ended December 31, 2007.

Plan of Arrangement

As a result of a plan of arrangement (“Plan of Arrangement”) which the Company entered into with Paragon Minerals Corporation (“Paragon”), CopperCo Resource Corp. (now Africo Resources Ltd.) (“Africo”) and Africo Resources Ltd. (now Africo Resources (B.C.) Ltd.), the exercise prices of all of the outstanding stock options of the Company were adjusted to reflect the transfer by the Company of its African and Newfoundland assets to Africo and Paragon, respectively, under the Plan of Arrangement.  In addition, as a result of the Plan of Arrangement, each holder of a stock option to purchase Common shares of the Company also received:  (i) a stock option to purchase Common shares of Paragon (TSXV) on the basis of 1/6 of a Paragon option for each Company option and (ii) a stock option to purchase Common shares of Africo (TSX) on the basis of 0.0924893 of an Africo option for each Company option.  The new exercise price for each option was determined by calculating the weighted average trading price of the shares of the Company, Paragon or Africo, as the case may be, on the TSX or TSXV as applicable from December 15 to 21, 2006, being the first five trading days on which such shares traded on such stock exchange after the effective date of the Plan of Arrangement (“Trading Price”) and multiplying the Trading Price by the original exercise price of the relevant company option and then dividing that result by an amount equal to the aggregate of the result of multiplying the Trading Price by the relevant share exchange ratio.  The Trading Prices were determined to be in the case of the Company $1.12, in the case of Paragon $0.84, in the case of Africo $4.00 For further particulars relating to the formula for adjusting and setting of these stock option prices, see s.3.3 of the Plan of Arrangement which forms Appendix I to the Arrangement Agreement set out in Schedule D to the Company’s Management Information Circular dated July 7, 2006.  A copy is available on the SEDAR website at www.sedar.com.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

By an employment agreement dated January 1, 2002, the Company engaged the services of David W. Adamson as President and CEO, and to provide geological services to the Company.  Initially, Mr. Adamson received a salary of $78,000 per annum which was increased to $130,000 effective January 1, 2004, $195,000 effective January 1, 2005.  This employment agreement has a term of three years and is automatically renewed for further terms of one year unless notice is given to terminate the agreement by either party.  This agreement includes a provision for annual bonus review by the compensation committee.  This agreement also provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s members receive less than 51% of outstanding common shares of the new or continuing corporation (“Significant Change”), then at the option of Mr. Adamson exercisable at any time within 18 months after the date of the Significant Change, Mr. Adamson may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Adamson an amount equal to two times the annual salary then in effect.

By an employment agreement dated September 12, 2005, the Company engaged the services of Robert Lewis as Chief Financial Officer of the Company, under which he received a salary of $100,000 per annum which was increased to $120,000 on July 1, 2006.  This employment agreement has a term of three years and automatically is renewed for further terms of one year unless notice is given to terminate the agreement by either party. This agreement includes a provision for annual bonus review by the compensation committee.  This employment agreement provides that in the event of a Significant Change, then at the option of Mr. Lewis exercisable at any time within 6 months after the date of the Significant Change, Mr. Lewis may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Lewis an amount equal to one-half times the annual salary then in effect.

By an employment agreement dated January 1, 2002, the Company engaged the services of William J. Cavalluzzo as Vice-President, Investor Relations of the Company, under which he initially received a salary of $60,000 per annum which was increased to $130,000 effective January 1, 2005.  This employment agreement has a term of three years and automatically is renewed for further terms of one year unless notice is given to terminate the agreement by either party.  This agreement includes a provision for annual bonus review by the compensation committee. This agreement also provides that in the event of a Significant Change, then at the option of Mr. Cavalluzzo exercisable at any time within 6 months after the date of the Significant Change, Mr. Cavalluzzo may elect to continue to be employed by the Company or give notice of termination, in which event the Company shall pay Mr. Cavalluzzo an amount equal to two times the annual salary then in effect.

By an employment agreement dated June 18, 2007, the Company engaged the services of Matthew C. Wunder as Vice President of Exploration of the Company, under which he received a salary of $165,000 per annum.  This employment agreement has a term of two years and automatically is renewed for a further term of one year unless notice is given to terminate the agreement by either party.  This employment agreement provides that in the event of a Significant Change, then at the option of Mr. Wunder exercisable at any time within 6 months after the date of the Significant Change, Mr. Wunder may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Wunder an amount equal to one times the annual salary then in effect.

The criteria used to determine the amount payable to the Named Executive Officers was based on industry standards and the Company’s financial circumstances.  The employment agreements with the Named Executive Officers and subsequent increases in salaries were accepted by the Board of Directors based on recommendations of the Compensation Committee.

Composition of the Compensation Committee

The Compensation Committee of the Company consists of Christopher J. Bradbrook (Chair), Philip S. Martin and John Brodie, FCA, all of whom are independent directors.  No member of the Compensation Committee was, during the most recently completed financial year, an officer or an employee or former officer of the Company or any other subsidiaries, or indebted to the Company or any other subsidiaries or another entity in which the Company or its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangements or understanding in support of such indebtedness.  No member of the Compensation Committee had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Report on Executive Compensation

Role of the Compensation Committee

The compensation of the Company’s executive officers and the recommendations with respect to the Company’s Stock Option Plan are determined by the Compensation Committee.  Interested executives do not participate in decisions of the Compensation Committee regarding their remuneration.  The Compensation Committee has, as part of its review and evaluation process, engaged independent third party executive compensation consultants and relied in part on reports prepared by such consultants.

In order to attract and retain key personnel, the Company employs a combination of base compensation and equity participation through the Stock Option Plan.  In establishing levels of remuneration and in granting stock options and bonuses, the executive’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.

The Stock Option Plan is administered by the Compensation Committee.  The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  Stock option grants are considered when reviewing executive officer compensation packages as a whole.

Base Salary

In the Compensation Committee’s view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives.

The base salary of each particular executive officer is determined by an assessment by the Compensation Committee of such executive officer’s responsibilities, performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of Rubicon as a whole and the role such executive officer played in such company performance.

Bonus

Bonuses are performance based short-term financial incentives and will be paid based on certain indicators such as personal performance, team performance and/or the Company’s financial performance.  Bonus levels will be, in part, determined by level of position with the Company.

Long-Term Incentive

The Company provides a long-term incentive by granting stock options to executive officers in accordance with the policies of the Toronto Stock Exchange.  See “Stock Option Plan”.

The objective of granting options is to encourage executive officers to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of the Company and its shareholders.

CEO Compensation

The components of the CEO’s compensation are the same as those that apply to all of the Company’s executive officers, namely base compensation, performance bonuses and long-term incentives in the form of stock options.  The general compensation philosophy of the Company for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of the shareholders of the Company and provide long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Company and who have had a material responsibility for long-range strategy development and implementation.

In establishing the CEO’s compensation, the Compensation Committee reviews salaries paid to other executive officers in the Company, salaries paid to other CEOs in the industry and the CEO’s contribution to the affairs of the Company and makes recommendations to the Board.

See “Executive Compensation - Summary Compensation Table” above for more information on remuneration of Named Executive Officers.

The foregoing report has been submitted by:                Christopher J. Bradbrook (Chair),

Philip S. Martin and John Brodie, FCA

Members of the Compensation Committee

Performance Graph

The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common shares of the Company against the cumulative total shareholder return of the S&P/TSX Index (Total Return Index Value) and the TSX Gold and Precious Minerals Sub-Index (Total Return Index Value) for the fiscal periods 2003 through 2007, assuming a $100 initial investment with all dividends reinvested.

	2002	2003	2004	2005	2006(2)	2007
Rubicon Minerals Corporation *	$100.00	$126.52	$107.01	$88.45	$178.03	$278.41
S&P/TSX Composite Index	$100.00	$126.72	$145.07	$180.08	$211.16	$231.92
S&P/TSX Global Gold index	$100.00	$113.61	$103.39	$125.52	$162.23	$154.57

Note:

* Investment values for Rubicon for the years 2002 - 2005 have been adjusted down to adjust for the value spun-out in the December 2006 Plan of Arrangement.

Compensation of Directors

During the fiscal year ended December 31, 2007, the Company paid cash compensation, directly or indirectly, to directors of the Company other than the Named Executive Officers (the “Other Directors”) as follows:

(a)
J. Garfield MacVeigh, former Chairman of the Board and former director received $215,000 for compensation and providing geological and officer services to the Company until February 15, 2007 the date of Mr. MacVeigh’s resignation.

(b)
David R. Reid, director: The Company accrued or paid Davis LLP, the Company’s legal counsel $913,422 in 2007 for legal services.  David R. Reid, a director of the Company, is a senior partner of Davis LLP.

Other than as set out above, the Company has no pension plan and no standard or other arrangement for compensation to the Other Directors except for fees to the independent directors, and the granting of stock options.

The independent directors are paid a quarterly fee, in advance, of $3,000 plus $500 for each director's’ meeting or committee meeting attended and an additional quarterly fee of $750 if they hold the position of chair of any committee.  For the financial year ended December 31, 2007, the Company paid Philip S. Martin a total of $21,000, John R. Brodie, FCA a total of $21,000, Kevin D. Sherkin a total of $21,000 and Christopher Bradbrook a total of $19,000 in director’s fees.

None of the directors of the Company other than the Named Executive Officers (“Other Directors”) have received, during the financial year ended December 31, 2007, compensation pursuant to:

(a)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(b)	any arrangement for the compensation of directors for services as consultants or experts for the financial year end December 31, 2007.

The following table sets forth particulars of stock options granted by the Company to the Other Directors during the financial year ended December 31, 2007:

Table of Option– Non-Executive Directors

Name of Director	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to employees in Financial Year	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Exercise Price($/Security)	Expiry Date
David R. Reid	50,000	1.50%	$0.74	$0.74	January 15, 2012
Christopher J. bradbrook	50,000	1.50%	$0.74	$0.74	January 15, 2012
John R. Brodie	50,000	1.50%	$0.74	$0.74	January 15, 2012
Philip S. Martin	50,000	1.50%	$0.74	$0.74	January 15, 2012
kevin D. sherkin	50,000	1.50%	$0.74	$0.74	January 15, 2012
garfield Macveigh	50,000	1.50%	$0.74	$0.74	January 15, 2012

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance at the financial period ended December 31, 2007.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	3,328,250	$0.87	9,240,828
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,328,250		9,240,828

The Company’s Stock Option Plan was adopted by the Board of Directors on March 30, 2007 and approved by the shareholders on May 14, 2007.  See “Stock Option Plan” below for a summary of the material terms of the Company’s Plan.  The Company has no other form of compensation plan under which equity securities of the Company are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods or services.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

During the financial year ended December 31, 2007, no director, executive officer, officer, proposed management nominee for election as a director of the Company, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)
any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company to disclose annually in its Annual Information Form certain information concerning the constitution of its audit committee and its relationship with its independent auditors.  Such information can be found at pages 32 to 37 of the Company’s Annual Information Form for the financial year ended December 31, 2007, and the full text of the Company’s Audit Committee Charter can be found in such Annual Information Form, a copy of which is available online at www.sedar.com.  A copy will be provided free of charge to any securityholder of the Company upon request.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 “Disclosure of Corporate Governance Practices” (“NI 58-101”) requires issuers to disclose their governance practices in accordance with that instrument.  A discussion of the Company’s corporate governance practices within the context of NI 58-101 is set in Schedule A attached hereto.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The Financial Statements of the Company for the financial year ended December 31, 2007 and the auditors’ report thereon will be presented to the Meeting.  A copy is available online at www.sedar.com.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the re-appointment of De Visser Gray LLP, Chartered Accountants, as auditors of the Company for the ensuing year.  Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution re-appointing De Visser Gray LLP, Chartered Accountants, as auditors for the Company for the ensuing year, to hold office until the close of the next annual meeting of shareholders or until the firm of De Visser Gray LLP, Chartered Accountants is removed from office or resigns.

The shareholders will also be asked to approve and adopt an ordinary resolution authorizing the Board of Directors of the Company to fix the compensation of the auditors for the ensuing year.  De Visser Gray LLP, Chartered Accountants, have been the auditors of the Company since June 26, 1996.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to elect six directors for the ensuing year.

The term of office of each of the present six directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).  No class of shareholders has the right to elect a specified number of directors or to cumulate their votes for director.

As at the date hereof, the members of the Company’s Audit Committee are John R. Brodie (Chair), Kevin D. Sherkin and Philip S. Martin, of the Corporate Governance Committee are Philip S. Martin (Chair), David R. Reid and Kevin D. Sherkin, of the Compensation Committee are Christopher J. Bradbrook (Chair), Philip S. Martin and John R. Brodie, and of the Nominating Committee are Kevin D. Sherkin (Chair), Philip S. Martin and John R. Brodie.  The Company does not have an Executive Committee of its Board of Directors.

The following table sets out the name of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Company now held by each of them, their present principal occupation or employment, the period of time for which each has been a director of the Company, the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as of the financial year end:

Name, Present Office and Province & Country of Residence(1)	Present Principal Occupation or Employment(1)	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled(1), (2)
David W. Adamson President, CEO & Director British Columbia, Canada	Exploration Geologist; President, CEO and Director of the Company, over five years; Director, Constantine Metal Resources Ltd. (TSX Venture), Africo Resources Ltd. (TSX) and Paragon Minerals Corporation (TSX Venture)	March 6, 1996	1,256,967
David R. Reid Director British Columbia, Canada	Lawyer; Partner of Davis LLP, Barristers & Solicitors, from March 2002 to present; Director of Far West Mining Ltd. (TSX), Ross River Minerals Inc. (TSX Venture), Harbour Pacific Minerals Inc. ( a public unlisted company)	April 6, 2001	356,800
Philip S. Martin Director Ontario, Canada	Principal, P.S. Martin & Associates (Financial Consultants), over five years; Director, Aura Minerals Inc. (TSX), Maximus Ventures Ltd. (TSX Venture), Nevoro Inc. (TSX), Beta Minerals Inc. (TSX Venture) and Nico Mining Ltd. (TSX Venture)	July 11, 2003	414,400
John R. Brodie fca Director British Columbia, Canada	Fellow of the Institute of Chartered Accountants (FCA); President of John R. Brodie Capital Inc. (private management services company), from October 2003 to present; Previously Partner of KPMG, Chartered Accountants, from September 1975 to August 2003; Director, Far West Mining Ltd. (TSX), Ag Growth Income Fund (TSX), Director, Pacific Safety Products Ltd. (TSX Venture), Director, Western Canadian Coal Corp. (TSX) and Director, Silver Standard Resources Inc. (TSX)	January 27, 2005	26,900
Kevin D. Sherkin Director Ontario, Canada	Lawyer; Managing Director of Levine Sherkin Boussidan, over five years; Director, Golden Goose Resources Inc. (TSX Venture)	January 27, 2005	95,018
Christopher J. Bradbrook Director Ontario, Canada	President & CEO, New Gold Inc. (TSX; AMEX), October 2004 to January 30, 2008; previously Vice-President, Corporate Development, Goldcorp Inc. (TSX) from January 2001 to May 2004	December 14, 2005	220,000

Notes:

(1)
The information as to province and country of residence, present principal occupation or employment and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)
None of the directors or their associates beneficially own, directly or indirectly, or exercise control or direction over Common shares carrying more than 10% of the voting rights attached to all outstanding Common shares.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed in the Circular, to the best of knowledge of the management of the Company, no proposed director of the Company:

(a)
is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director, chief executive officer or chief financial officer of any company (including the company in respect of which the information circular is being prepared) that,

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)
is, as at the date of the information circular, or has been within 10 years before the date of the information circular, a director or executive officer of any company (including the company in respect of which the information circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or

(c)
has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, state the fact.

Stock Option Plan

Purpose of the Plan

The purpose of the Plan is to provide an incentive to the Company’s directors, senior officers, employees and consultants and to management company employees to continue their involvement with the Company, to increase their efforts on the Company’s behalf and to attract qualified new personnel.  The Company decided to implement the Plan to provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

General Description/TSX Policies

The Plan is administered by the Compensation Committee of the Board.  A copy of the Plan is available online at www.sedar.com.  The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1.
The maximum number of Common shares of the Company reserved for issuance upon the exercise of options granted under the Plan, together with any shares reserved for granting new options under the Plan, cannot exceed 8.5% of the issued and outstanding Common shares at the time of grant from time to time.  As at March 30, 2008, 8.5% of the Company’s issued capital is 12,569,928 shares.  For greater certainty, in the event options are exercised, the Compensation Committee may grant an equivalent number of new options under the Plan.  The Company may also continue to grant options under the Plan as its issued capital increases.

2.
The exercise price of the stock options, as recommended by the Compensation Committee, may not be less than the closing market price of the Common shares of the Company on the TSX immediately prior to the time of the grant of an option.

3.
Stock options under the Plan may be granted by the Board based on the recommendation of the Compensation Committee to any employee, officer, director or consultant of the Company or an affiliate of the Company, or to an affiliate of such persons, or to an individual employed by a corporation providing management services to the Company, as permitted by applicable securities laws.

4.	The grant of options under the Plan is subject to the limitation that the aggregate of:

(a)	the number of common shares issuable to insiders (including their associates), at any time; and

(b)	the number of common shares issued to insiders (including their associates), within any one year period under the Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares of the Company.

5.
The term for exercise of a stock option under the Plan is to be determined by the Board at the time of grant and no maximum term has been set in the Plan.  Notwithstanding the expiry date of an option set by the Board, the expiry date will be adjusted without being subject to the discretion of the Board or the Compensation Committee to take into account any blackout period imposed on the optionee by the Company such that if the expiration date falls within a blackout period or falls within 10 business days after the end of such blackout period, then the expiry date will be the close of business on the tenth business day after the end of such blackout period.

6.	The Plan does not presently contemplate a stock option being transformed into a stock appreciation right.

7.	The Plan does not presently permit the giving of financial assistance to optionees to facilitate the exercise of their stock options.

8.
Where an employee, officer, director or consultant of the Company or an affiliate of the Company holding an option directly, or indirectly through an affiliate of such person, or an individual employed by a corporation providing management services to the Company holding an option is terminated for a reason other than disability, death or termination for cause, such person’s stock option shall terminate on the date which is the earlier of 90 days after the date of termination and the expiry date of the option.  If such person is terminated for just cause, the option terminates on the date of such termination for cause, or such later date as determined by the Board.

9.
The Board, taking into account the recommendations of the Compensation Committee, has complete discretion to set or vary the terms of any vesting schedule of any options granted, including the discretion to permit partial vesting in stated percentage amounts based on the term of such options or to permit full vesting after a stated period of time has passed from the date of grant.

10.
If there is any change in the number of Common shares of the Company outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the Common shares, the number of shares available under the Plan, the shares subject to any option and the exercise price will be adjusted proportionately, subject to any approval required by the TSX.  If the Company amalgamates, merges, or enters into a plan of arrangement with or into another corporation, and the Company is not the surviving or acquiring corporation, the acquiring corporation shall be required to provide for the assumption of each option or the substitution of another option of equivalent value therefor or the distribution to each eligible optionee of securities, property or cash of appropriate value as determined by the Board such that the right to receive common shares on exercise of an option shall be converted into the right to receive such securities, property or cash which the optionee would have received upon such reorganization if the optionee had exercised his or her option immediately prior to the record date.

11.
If a Change in Control (as defined in the Plan) of the Company occurs, all options will become immediately exercisable, notwithstanding any contingent vesting provisions to which such options may have otherwise been subject.  If a bona fide takeover bid (as defined in the British Columbia Securities Act) is made for the Common shares of the Company, optionees will be entitled to exercise any options they hold to permit the optionee to tender the shares received upon exercise of the options to the takeover bid.  If such shares are not taken up by the offeror, they may be returned to the Company and reinstated as unissued shares and the option shall be reinstated.

12.
Except in certain limited circumstances, the options are non-assignable and non-transferable.  Upon the death of an optionee, the options are transferable to a Qualified Successor.  “Qualified Successor” means a person who is entitled to ownership of an option upon the death of an optionee, pursuant to a will or the applicable laws of descent and distribution upon death.  In the event a death of an optionee, such optionee’s options shall be exercisable by the Qualified Successor until the earlier of the expiry of the term of the option or one year from the date of death of the optionee.  In addition, if the optionee becomes disabled, the options may be exercised by a guardian until the earlier of the expiry of the term of the option or one year from the date of death of the optionee.

13.	If any options are cancelled, surrendered, terminated or have expired without being exercised, new options may be granted under the Plan covering the shares not purchased under such lapsed options.

14.
The decrease in the exercise price or an extension of the term of stock options previously granted to insiders or their associates requires approval by a “disinterested shareholder vote” prior to exercise of such amended stock options, with any interested insider or their associates abstaining from voting.

15.	The Plan provides that shareholder approval (or, when required, disinterested shareholder approval) is required to amend the Plan in order to:

(a)	increase the fixed maximum number or percentage of Common shares which may be issued under the Plan;

(b)	materially increase the benefits accruing to participants under the Plan;

(c)	add any form of financial assistance; or

(d)	make any amendment to a financial assistance provision which is more favourable to participants under the Plan.

For greater certainty, the Board may make any amendment to the terms of the Plan other than as described at subsections 15(a) to (d) above without obtaining shareholder approval, including the following types of amendments:

(a)	amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references;

(b)
the addition of a deferred or restricted share unit or any other provision to the Plan which results in participants receiving securities while no cash consideration is received by the Company, including a “cashless exercise” feature, payable in cash or shares; or

(c)	amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.

On June 13, 2007, the exercise price of the options granted on August 8, 2002 the exercise price of the following stock options were increased from $0.54 to $0.65 on a post-Plan of Arrangement basis (equivalent to $1.00 from $0.83 on a pre-Plan of Arrangement basis):

David W. Adamson – 175,000 common shares, David R. Reid, 175,000 common shares and Bill Cavalluzzo, 175,000 common shares.

Similarly, on July 19, 2007, in order to standardize vesting periods for stock options as much as practicable throughout the Company, the following stock options were amended and have adopted new vesting periods:

Robert G. Lewis, Michael Vande Guchte, Chris Bradbrook and Judy Thompson

Shareholder approval was not required for the foregoing amendments.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular.  However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote on the same in accordance with their best judgment of such matters.

GENERAL

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolutions set forth herein.  All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the shareholders.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com.  Financial information concerning the Company is provided in the Company’s financial statements and auditors’ report thereon and Management’s Discussion and Analysis for the financial year ended December 31, 2007.

Shareholders wishing to obtain a copy of the Company’s financial statements and Management’s Discussion and Analysis may contact the Company as follows:

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street
Vancouver, BC
V6C 2V6
Telephone:  (604) 623-3333
Facsimile:  (604) 623-3355
Website:  www.rubiconminerals.com
FORWARD-LOOKING INFORMATION

This Circular contains statements that may be deemed “forward-looking information” (“FLI”).  All information in this Circular, other than statements of historical fact, that addresses events that the Company expects to occur, is FLI.  FLI is usually identified by words such as “expects”, “intends”, “estimates”, and “projects”, or stating that events “will”, “may”, or “should” occur.  FLI in this document includes statements regarding the satisfaction of rights and performance of obligations under agreements to which the Company is a party.

Although the Company believes the expectations expressed in such FLI are based on reasonable assumptions, such statements are not guarantees of future performance.  Actual results may differ materially.  Factors that could cause the actual results to differ include market prices, exploration success, continued availability of capital and financing, inability to obtain required regulatory or shareholder approvals, failure of other parties to perform contractual obligations, and general market conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, the timing of receipt of regulatory and shareholder approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.  FLI is based on the opinions of the Company’s management on the date the FLI is provided.  Other than as required under applicable securities laws, the Company undertakes no obligation to update such FLI in the event that management’s opinions, or other factors, should change.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “David W. Adamson”

President and CEO

Vancouver, British Columbia
May 7, 2008

SCHEDULE “A”

RUBICON MINERALS CORPORATION

(the “Company”)

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
1. Board of Directors (a) Disclose the identity of directors who are independent.	(a) The Company has four independent directors, namely: Philip S. Martin, John R. Brodie, Kevin D. Sherkin and Chris Bradbrook. These directors are considered independent under AMEX Rule 121(b).
(b) Disclose the identity of directors who are not independent, and describe the basis of that determination.	(b) The Company has two non-independent directors, namely: David W. Adamson, President & CEO, and David R. Reid, legal counsel to the Company.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.
(c) The board of directors consists of a majority of directors who are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

(d) The following directors are presently also directors of other reporting issuers as listed:
• David W. Adamson: Africo Resources Ltd. (TSX), Constantine Metal Resources Ltd. (TSXV) and Paragon Minerals Corporation (TSXV)
• David R. Reid: Far West Mining Ltd. (TSX); Ross River Minerals Inc. (TSX-V) and Harbour Pacific Minerals Inc. (not listed)
• John R. Brodie: Far West Mining Ltd. (TSX); Copper Belt Resources Ltd. (CNQ); Pacific Safety Products Ltd. (TSX-V); Silver Standard Resources Inc. (TSX), Western Canadian Coal Corp. (TSX, London) and AgGrowth Income Fund (TSX)
• Philip S. Martin: Aura Minerals Inc. (TSX), Maximus Ventures Ltd. (TSX Venture), Nevoro Inc. (TSX), Beta Minerals Inc. (TSX Venture) and Nico Mining Ltd. (TSX Venture)
• Kevin Sherkin: Golden Goose Resources Inc. (TSXV)

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the Company’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

(e) The independent directors of the board hold at least one meeting per year in which non-independent directors and members of management are not in attendance and as many more such meetings as are deemed necessary. The independent directors have held one meeting since the beginning of the 2007 fiscal year. That meeting was held on February 9, 2007.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

(f) The previous Chairman, J. Garfield MacVeigh resigned as Chairman and as a director of the Company as of February 15, 2007. In considering replacing his position, the Board of the Company is reviewing a proposal to create the position of Lead Independent Director on a rotating basis.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the Company’s most recently completed financial year.
(g) The board of directors of the Company has held 8 meetings since the beginning of the Company’s most recently completed financial year.  The attendance record for the present six directors of the Company is:
• David W. Adamson: 8
• David R. Reid: 7
• John R. Brodie: 7
• Philip S. Martin: 6
• Kevin D. Sherkin: 8
• Chris Bradbrook: 8

2. Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board has a written mandate as set out in its Corporate Governance Guidelines attached hereto as Exhibit I.
3. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written positions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(a) Because of the small size of the board, the board has not developed written position descriptions for the chair and the chair of each board committee. While the Company has not created written position descriptions, the role and responsibilities of the chair of the board and the chair or each board committee are delineated in the Company’s Corporate Governance Guidelines.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

(b) The board and CEO have not developed a written position description for the CEO. However, the directors are kept fully informed of management actions that have a material impact on the operation and performance of the Company. All material contracts and agreements are put before the directors for approval and/or ratification. The board has charged the CEO with the responsibilities for the day to day running of the Company and to propose strategic direction, policies and financial goals for the review, consideration and approval of the board.

4. Orientation and Continuing Education
(a) Briefly describe what measures the board takes to orient new directors regarding:
(i.) the role of the board, committees and its directors; and
(ii) the nature and operation of the Company’s business.

(a) The CFO is responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.  Each director is encouraged to visit one of the Company’s significant properties at least once every two years.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
(b) The CFO is responsible for periodically providing materials for all directors on subjects relevant to their duties as directors of the Company.
5. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
(i) disclose how a person or company may obtain a copy of the written code;
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and
(iii) provide cross-reference to any material change report filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(a) The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which provides a framework for directors, officers, employees and consultants to maintain the highest standards of ethical conduct in corporate affairs.  Specifically, the purpose of the Code is to encourage among the Company’s representatives a culture of honesty, accountability and fair business practice.
The Board is ultimately responsible for the implementation and administration of the Code and has designated the Chairman of the Corporate Governance Committee for the day-to-day implementation and administration of the Code.  Any waivers from the Code that are granted for the benefit of the Company’s directors and executive officers will only be granted by the Board or a Board committee.  A copy of the Code is available on Sedar at www.sedar.com.  The Company has also adopted a Whistleblower Policy to set out the procedure and contact information for employees and others to report any wrong-doings or suspected wrong-doings within the Company.  Complaints can be made internally to the Chair of the Company’s Audit Committee or externally to the Company’s legal counsel.

No material change reports have been filed pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreement in respect of which a director or executive officer has a material interest.

(b) Under the Company’s Corporate Governance Guidelines, the directors are required to disclose to the board (and to any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the board or committee for approval.  The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter.  Disclosed conflicts of interest will be documented in the minutes of the meeting.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
(c) The board of directors has instructed the Company to circulate the Company’s Corporate Disclosure Policy, Insider Trading Policy, Whistleblower Policy and Code of Business Conduct and Ethics to all officers and employees of the Company and, where appropriate, to third parties with a connection to the Company.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.
(a) The process by which the board identifies new candidates for board nomination is provided in the Company’s Corporate Governance Guidelines and the Nominating Committee Charter.  When a board vacancy occurs or is contemplated, the Nominating Committee will recommend qualified individuals for nomination to the board.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(b) The Board has a nominating committee consisting of Kevin D. Sherkin (Chair), Philip S. Martin and John R. Brodie, each of whom is considered “independent” as that term is defined in MI 52-110 and under AMEX Rule 805.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
(c) The Nominating Committee Charter provides that:
• the Nominating Committee’s responsibilities are to review on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and any perceived needs.  In addition, on an annual basis, the Committee will assess the Board’s compliance with laws and policies relating to the independence of certain Board members.

• The Board has delegated to the Nominating Committee the authority set out in the Nominating Committee Charter which includes the Committee forming and delegating authority to sub-committees and the Nominating Committee retaining persons having special competencies to assist the Committee in fulfilling its responsibilities.

• The process to be taken by the Nominating Committee for nomination of candidates for election to the Board include the Nominating Committee identifying the need to add new Board members, with careful consideration of the mix of qualifications, skills and experiences represented on the Board; the chair of the Nominating Committee coordinates the search for qualified candidates with input from management and other Board members; the Nominating Committee may engage a search firm to assist in identifying potential nominees; prospective candidates are interviewed; the Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate based on its judgment as to which candidate will best serve the interest of the Company’s shareholders

7. Compensation (a) Describe the process by which the board determines the compensation for the Company’s directors and officers.
(a) The Company’s Compensation Committee assesses performance and determines the remuneration of senior officers.  The Compensation Committee also administers the Company’s stock option plan.  The Compensation Committee may recommend to the board the granting of stock options to directors of the Company as well as determine directors’ fees, if any, from time to time.  Directors may also be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company.  The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand.  Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

(b) The Company’s Compensation Committee is comprised of Christopher J. Bradbrook (Chair), Philip S. Martin and John R. Brodie, each of whom is considered “independent” as that term is defined in MI 52-110 and under AMEX Rule 805.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	(c) The role of the Compensation Committee is primarily to administer the Company’s stock option plan and to determine the remuneration of senior officers of the Company.

(d) If a compensation consultant or advisor has, at any time since the beginning of the Company’s most recently completed financial year, been retained to assist in determining compensation for any of the Company’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

(d) The Hay Group was retained to review executive and outside director compensation and to report to the Compensation Committee to assist in the development of an appropriate compensation strategy for executives and outside directors. The report to the Compensation Committee was dated January, 2008.

8.Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The board also has a committee called the Corporate Governance Committee.  The primary functions of this committee are to review the Corporate Governance Guidelines on an annual basis and if considered appropriate by the committee, to suggest changes to the Board of Directors; to review whether any director who has a change of employer or primary occupation or whose occupational responsibilities are substantially changed from when the director was elected to the board (excluding retirement) should resign as a director and make the appropriate recommendations to the board considering whether or not the new occupation of the director is consistent with the specific rationale for originally selecting that individual as a director of the Company; to review critically each director’s  continuation on the board every year, to establish a process for the evaluation of the performance of the board and each of its committees and such other tasks as may be assigned to the committee by the board from time to time.

9. Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee Charter provides that the committee shall review critically each director’s continuation on the board every year considering among other things, a director’s service on other boards and the time involved in such other service, and establish a process for the evaluation of the performance of the board and each of its committees, which should include a solicitation of comments from all directors and a report annually to the board and the results of this evaluation.

EXHIBIT 1

TO SCHEDULE “A”

RUBICON MINERALS CORPORATION

(the “Company”)

CORPORATE GOVERNANCE GUIDELINES

The following Corporate Governance Guidelines have been approved by the Board of Directors (the “Board”) of Rubicon Minerals Corporation (the “Company”), and along with the charters and key practices of the committees of the Board, provide the framework for the governance of the Company.

1.	MISSION AND PRIMARY RESPONSIBILITIES OF THE BOARD

The mission of the Board is to oversee the business affairs of the Company in order to ensure the long-term financial strength of the Company and the creation of enduring shareholder value. The Board must also maintain a sense of responsibility to the Company’s customers, employees, suppliers and the communities in which it operates.

The primary responsibilities of the Board are to:

(a)	develop, monitor and, where appropriate, modify the Company’s strategic plan;

(b)	review and, where appropriate, approve the financial and business goals and objectives, major corporate actions and internal controls of the Company;

(c)	regularly monitor the effectiveness of management policies and decisions;

(d)	select, evaluate and compensate the Chief Executive Officer (the “CEO”) and other senior officers and review management succession planning;

(e)	assess major risks facing the Company and review options for their mitigation;

(f)	ensure that the Company’s business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations;

(g)
review, with input from the Audit Committee, the financial performance and financial reporting of the Company and assesses the scope, implementation and integrity of the Company’s internal control systems;

(h)	appoint the officers of the Company, ensuring that they are of the calibre required for their roles and planning their succession as appropriate from time to time; and

(i)	establish and oversee committees of the Board as appropriate, approve their mandates and approve any compensation of their members.

2.	DIRECTOR QUALIFICATIONS AND SELECTION

2.1	Board and Director Requirements

The directors will be elected each year by the shareholders at the annual meeting of shareholders. The Board will propose a slate of nominees to the shareholders for election to the Board at such meeting. Between annual meetings of shareholders, the Board may appoint directors to serve until the next such meeting.

Each director should possess the following minimum qualifications: (a) the highest personal and professional ethics, integrity and values; (b) commitment to representing the long-term interest of the shareholders; (c) relevant business or professional experience; and (d) sufficient time to effectively fulfill duties as a Board member. The Nominating Committee will endeavour to recommend qualified individuals to the Board who, if added to the Board, would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.

The Board will have a majority of directors who meet the criteria for independence as defined in National Instrument 58-201, Corporate Governance Guidelines and by the rules of the American Stock Exchange, each as may be amended or replaced from time to time, and any other applicable laws, rules and regulations that may apply to the Company from time to time. The rules of the American Stock Exchange presently require that at least three of the independent directors satisfy its audit committee independence requirements.

3.	BOARD LEADERSHIP AND TERM

3.1	Board Leadership

The Board selects the Chairman of the Board (“Chairman”) in the manner and based on the criteria that it deems best for the Company at the time of selection. The role of the Chairman and Chief Executive Officer should be separate, where possible. Unless the Chairman is an independent director, or if there is no Chairman appointed, the Board will have a designated lead director of the Board, who will meet the Company’s independence criteria. The lead director will (a) preside over all meetings of the Board at which the Chairman, if any, is not present, including non-management directors meetings; (b) serve as liaison with the other independent directors; (c) consult with the CEO regarding meeting agendas and information sent to the Board; and (d) notify other members of the Board regarding any legitimate shareholder concerns of which he or she becomes aware.

3.2	Directors’ Tenure Policy

The Board believes that it is in the best interests of the Company that any management director whose employment at the Company terminates for any reason (including normal retirement) is expected to promptly resign from the Board, unless expressly agreed otherwise in advance.

3.3            Term Limits and Re-election

The Board does not believe it is appropriate or necessary to limit the number of terms a director may serve because of the time and effort necessary for each director to become familiar with the business of the Company. As an alternative to term limits, the Corporate Governance Committee will review critically each director’s continuation on the Board every year.

3.4	Changes to the Board

Changes to the Board will be announced by press release.

4.	DUTIES OF BOARD MEMBERS

4.1	Director Responsibilities

All directors must exercise their business judgment to act in a manner they reasonably believe to be in the best interest of the Company and its shareholders. Directors must be willing to devote sufficient time and effort to learn the business of the Company, and must ensure that other commitments do not materially interfere with service as a director. In discharging their obligations, directors are entitled to rely on management and the advice of the Company’s outside advisors and auditors, but must at all times have a reasonable basis for such reliance. Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

The directors are entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by law, the Company’s charter documents and any indemnification agreements.

4.2	Service on Other Boards

The Company recognizes that its directors benefit from service on boards of other companies, so long as such service does not significantly conflict with the interests of the Company. The Nominating Committee will take into account the nature of and time involved in a director’s service on other boards in evaluating the suitability of individual directors for election (or re-election).

Directors should advise the Chairman, if any, or the designated lead director, and the chairman of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of another company which is a potential competitor of the Company.

4.3	Conflicts of Interest

Directors are required to disclose to the Board (and any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board or committee for approval. The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter. Disclosed conflicts of interest will be documented in the minutes of the meeting.

If a director has any significant conflict of interest with the Company that cannot be resolved, the director will promptly resign.

4.4	Company Loans and Corporate Opportunities

The Company will not make any personal loans or extensions of credit to directors or executive officers of the Company.

A director that possesses a business opportunity related to the Company’s business shall make such business opportunity available to the Company. The director may pursue the business opportunity for the director’s own account or on the account of another if the Company informs the director in writing that the Company will not pursue the opportunity.

4.5	Director Orientation and Continuing Education

The Chief Financial Officer will be responsible for providing an orientation for new directors, and for periodically providing materials for all directors on subjects relevant to their duties as directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Business Conduct and Ethics, its principal officers and its internal and independent auditors.

Each director is encouraged to visit one of the Company’s significant properties at least once every two years.

4.6            Share Ownership Guidelines

All directors are encouraged to have a significant long-term financial interest in the Company, but no director is required to be a shareholder of the Company.

5.	BOARD COMPENSATION

5.1            Directors’ Fees

Directors are entitled to receive reasonable directors’ fees and other compensation for their services as directors and committee members as may be determined from time to time by the Compensation Committee and the Board, as well as reimbursement of expenses incurred on Company business or in attending Board or committee meetings.

5.2	Additional Compensation

In addition to directors’ fees, directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

6.	BOARD MEETINGS AND COMMUNICATIONS

6.1	Attendance at Meetings

The number of scheduled Board meetings will vary with the circumstances, but the Board will meet at least once every financial quarter including following the annual meeting of shareholders held each year. In addition, special Board meetings will be called as necessary. Directors should make reasonable efforts to attend all meetings of the Board and of all Board committees upon which they serve. Any director candidate nominated for election at the annual meeting of shareholders is expected to attend such shareholders’ meeting.

6.2	Board Agendas

The Chairman, if any, or the designated lead director, will establish the agenda for each Board meeting in advance. Each director is free to suggest the inclusion of items on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting. The Board will review the Company’s long-term strategic plans and the principal issues that the Company will face in the future during at least one Board meeting each year.

6.3	Board Material Distribution

Meeting agendas and other materials for review, discussion and/or action of the Board should, to the extent practicable, be distributed sufficiently in advance of meetings to allow time for review prior to the meeting. Directors are required to review such materials before Board meetings to enable a full discussion at the meetings. Presentations to the Board may rely on directors having reviewed information set forth in the briefing materials, thus allowing more time for discussion, clarification and feedback.

6.4	Access to Management and Independent Advisors

Directors have full and free access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or the Corporate Secretary or directly by the director. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company.

The Board has the power to hire independent legal, financial or other advisors as it may deem necessary.

6.5            Executive Sessions of Non-Management Directors

Non-management directors will meet in executive session at a scheduled Board meeting at least once per year and special meetings can be called as often as necessary.  The Board will designate a lead independent director to lead such sessions. Minutes of each meeting must be prepared.

6.6            Communications with Interested Parties

Any interested party that is not an employee, officer or director of the Company, who desires to contact the Company’s lead director or the other members of the Board may do so by writing to the Corporate Secretary, Rubicon Minerals Corporation, Suite 1540 - 800 West Pender Street, Vancouver, BC V6C 2V6. Any such communication should state the number of shares of the Company beneficially owned by the party making the communication, if such interested party owns shares. The Corporate Secretary will forward to the lead director any such communication addressed to him or to the Board generally, and will forward such communication to other directors (including all non-management directors), as appropriate, provided that such communication addresses a legitimate business issue. For any communication relating to accounting, auditing or fraud, such communication will be forwarded immediately to the chairman of the Audit Committee.

7.	EVALUATION AND SUCCESSION

7.1	Annual Performance Evaluation

The Board will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. The Corporate Governance Committee will establish a process for the evaluation of the performance of the Board and each of its committees, which should include a solicitation of comments from all directors and a report annually to the Board on the results of this evaluation.

7.2	CEO Evaluation

The Compensation Committee will conduct an annual review of the CEO’s performance. The Board will review the Compensation Committee’s report in order to ensure that the CEO is providing the best leadership for the Company. The evaluation should be based on criteria including performance of the business, accomplishment of long-term strategic objectives, the handling of extraordinary events and development of management. The criteria should ensure that the CEO’s interests are aligned with the long-term interests of the Company’s shareholders. The evaluation will be used by the Compensation Committee in the course of its deliberations when considering the compensation of the CEO. In the absence of a Compensation Committee, the Board (excluding the CEO, if he or she is a director), will conduct the review of the CEO’s performance.

7.3            Management Succession

The Compensation Committee should make an annual report to the Board on succession planning which should include policies and principles for CEO selection and performance review as well as policies regarding succession in the event of an emergency or the retirement of the CEO. The entire Board will work with the Compensation Committee to evaluate and nominate potential successors to the CEO. In the absence of a Compensation Committee, the Board should perform these functions.

8.	BOARD COMMITTEES

8.1	Committee Structure

The Board will have at all times an Audit Committee, a Corporate Governance Committee and a Compensation Committee unless the Board otherwise determines. The Board may from time to time establish additional committees as necessary or appropriate, such as a Nominating Committee, delegating to such committees all or part of the Board’s powers. Such additional committees will have a number of independent members as is required to meet the requirements of any applicable laws, rules and regulations and this Corporate Governance Guidelines. In general, committees of the Board are utilized to focus on issues that may require in-depth scrutiny. All significant findings of a committee are presented to the full Board for discussion and review.

8.2            Corporate Governance Committee

The Corporate Governance Committee should be composed of at least a majority of independent directors, and the remaining members may be non-management directors. The Corporate Governance Committee should review these Guidelines on an annual basis or as otherwise needed, and make recommendations to the Board of any suggested changes. The Corporate Governance Committee is responsible for administering the Company’s Code of Business Conduct and Ethics, and will perform such other tasks as indicated in this Policy, or as assigned by the Board from time to time. In the event the Board determines to discontinue the Corporate Governance Committee, functions described herein as functions of the Corporate Governance Committee shall be performed by the non-management directors of the Company or a committee composed of such directors, as directed by the Board.

8.3            Compensation Committee

The Compensation Committee should be composed entirely of independent directors. In the event the Board determines to discontinue the Compensation Committee, functions described herein as functions of the Compensation Committee shall be performed by the disinterested directors of the Company, unless otherwise stated herein.

8.4            Nominating Committee

If the Board appoints a Nominating Committee, such committee should be composed entirely of independent directors. The Nominating Committee should review with the Board, on an annual basis, the appropriate skills and characteristics required by Board members in the context of the current make-up of the Board, and the Nominating Committee will endeavour to recommend qualified individuals who, if added to the Board, would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.

8.5            Committee Charters and Responsibilities

Each key committee will have its own charter. The charters will establish the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The charters will also provide that each committee will annually evaluate its performance.

8.6	Committee Agendas

The chairman of each committee, in consultation with the committee members will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. The chairman of each committee, in consultation with the appropriate members of the committee and management, will develop the committee’s agenda.

8.7	Compensation of Committee Members

The members of committees are entitled to receive such fees as the Board determines.

8.8	Advisors

The Audit Committee, the Corporate Governance Committee and the Compensation Committee each have the power to hire independent legal, financial or other advisors as they may deem necessary upon approval by the Board of a budget for such services. Any other committee has the power to hire independent legal, financial or other advisors as they deem necessary, with approval of the Board.

9.	CODE OF BUSINESS CONDUCT AND ETHICS

All directors, officers and employees will comply with the Company’s Code of Business Conduct and Ethics, which reaffirms with Company’s high standards of business conduct. The Code of Business Conduct and Ethics is part of the Company’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity. In the unlikely event of a waiver, any such waivers of this Code for directors or officers will be approved by the Corporate Governance Committee and such waiver will be properly disclosed by shareholders as required by law.

10.	MISCELLANEOUS

These guidelines are not intended to modify, extinguish or in any other manner limit the indemnification, exculpation and similar rights available to the directors of the Company under applicable law and/or the Company’s articles and/or its charter documents. Although these Corporate Governance Guidelines have been approved by the Board, it is expected that these guidelines will evolve over time as customary practice and legal requirements change, In particular, guidelines that encompass legal, regulatory or exchange requirements, as they currently exist will be deemed to be modified as and to the extent such legal, regulatory or exchange requirements are modified. In addition, the guidelines may also be amended by the Board at any time as it deems appropriate.

Nothing in these guidelines should be construed or interpreted as limiting, reducing or eliminating the obligation of any director, officer or employee of the Company to comply with all applicable laws. Conversely, nothing in these guidelines should be construed or interpreted as expanding applicable standards of liability under provincial or federal law for directors or officers of the Company.

Approved and Adopted by the Board Effective December 30, 2005.